SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (“Company”), regarding the 2003 audited financial results of the Company.

Security Code # CM-040

February 19, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a copy of a Current Report with a press release attached thereto regarding the 2003 audited financial results of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 19, 2004

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the 2003 audited financial results of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

895,064,439 As of Dec. 31, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. February 19, 2004 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793

4. Philippine Long Distance Telephone Company ___________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ _________________

Address of principal office Postal Code

8. (632) 814-3664 ________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable___________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_________________________________________________________________________________

_________________________________________________________________________________

_________________________________________________________________________________

11. Indicate the item numbers reported herein: _______ ___________________________________

PLDT REPORTS HISTORIC HIGH NET PROFIT DRIVEN BY RECORD EARNINGS OF SMART IN 2003

§         PLDT’s recurring consolidated net income increases by 137% to P16.9 billion while reported consolidated net income more than triples to P11.2 billion in 2003

§         Smart posts record net income of P16.1 billion in 2003, almost P10 billion more than its 2002 net income

§         Smart and Talk ‘N Text set another new high for net additions with nearly 1.4 million subscribers during the fourth quarter of 2003; combined subscriber base surpasses 13 million mark in early January 2004

§         Consolidated revenues up by 22% to P97.7 billion

§         Consolidated adjusted EBITDA rises 27% to P57.3 billion. EBITDA margin expands to 59% of revenues.

§         PLDT Group reduces debt by US$252 million in 2003

§         Board appoints Pangilinan as Chairman and Nazareno as concurrent President and CEO of PLDT and Smart

§         PLDT Fixed Line signs a new three-year collective bargaining agreement

MANILA, Philippines, February 19, 2004 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial results for full year 2003. Powered by the net income of P16.1 billion for the period from Smart Communications Inc. (“Smart”), PLDT’s consolidated core net income before provisions grew to P16.9 billion compared with P7.1 billion in 2002, an increase of 137%. Consolidated revenues in 2003 rose by 22% to P97.7 billion and consolidated adjusted EBITDA improved to P57.3 billion from P45.3 billion in 2003, up by 27%. The Company’s consolidated net income, after provisions for manpower reduction expenses and non-recurring charges for certain investments, increased significantly to P11.2 billion versus P3.0 billion last year, an improvement of P8.2 billion. Even after making significant manpower reduction related payments, the Company’s consolidated free cash flow increased by 24% to P22.6 billion in 2003 from P18.3 billion last year. As a result, the Group reduced total debt by US$252 million during the period in addition to the US$209 million debt reduction achieved in 2002. In 2002 and 2003, the Group reduced debts by an aggregate of US$461 million – in line with its liability management objectives.

The PLDT Board of Directors appointed Manuel V. Pangilinan to the position of Chairman of the Board while retaining his post as Chairman of the Board of Smart and ePLDT. Napoleon L. Nazareno will be concurrent President and CEO of PLDT and of Smart. Mr. Antonio O. Cojuangco, the previous Chairman, remains a member of the Board of Directors.

“Our 2003 results clearly show management’s commitment to push boundaries and raise PLDT’s bar of performance to a higher level,” said Manuel V. Pangilinan, newly appointed Chairman of PLDT. “We have surpassed our targets and broken through the conventional market views of profitability and penetration rates”

“The synergies between Smart and PLDT, embodied in the strategic appointment of Polly as concurrent President and CEO of both companies, can only lead to a stronger PLDT Group,” added Pangilinan.

Smart: Capitalizing on Positive Momentum

Smart strengthened its position as the country’s leading cellular provider by adding nearly 3.3 million subscribers during the year and ending the period with over 10 million subscribers. Smart, together with Talk ‘N Text, added close to 1.4 million subscribers in the fourth quarter alone, eclipsing the record it established in the third quarter of 2003 with 1.2 million net additions. As of the end of 2003, Smart and Talk ‘N Text had 12.9 million subscribers compared with 8.6 million as of year end 2002, representing 4.3 million net subscriber additions during the year.

The unparalleled growth in Smart’s subscriber base has translated into exceptional results. In 2003, Smart’s revenues increased to P49.9 billion, 51% higher than the P33.0 billion recorded in 2002. The growth in revenues continued to outpace the increase in Smart’s cash expenses, allowing EBITDA to surge by 77% to P31.8 billion in 2003 from P17.9 billion in the previous year. EBITDA margins improved substantially to 64% from 54% last year. Smart more than doubled its 2002 net income, reaching P16.1 billion in 2003 from P6.2 billion in 2002.

Smart Load, Smart’s innovative “over-the-air” reloading service, has been embraced by the market and was a major factor in the strong subscriber take-up recorded by Smart and Talk ‘N Text during the second half of 2003. As of December 2003, over 10 million prepaid subscribers were using Smart Load as their reloading mechanism. With over 400,000 retail outlets as of year-end 2003, Smart Load has widened its reach, making cellular services more accessible to subscribers. Smart Load has also successfully brought down Smart’s prepaid churn rate to 2.9% in 2003 from 3.5% in the previous year. Smart launched a derivative service called Pasa Load in December 2003 that looks to be just as successful as Smart Load.

While the availability of the lower denomination reloads via Smart Load resulted in a 3% decline in blended net ARPU, this decline was offset by Smart’s ability to continually drive down its subscriber acquisition costs. Blended subscriber acquisition costs of prepaid and postpaid services declined by 25% year-on-year, thereby reducing the payback period on subscriber acquisition costs to about 2 months, based on current ARPU levels.

Smart’s capital expenditures increased to P11.3 billion in 2003 from P7.1 billion in the previous year. Through its network of 32 switches and 3,904 base stations, Smart extended its nationwide coverage to 1,039 cities and municipalities, resulting in 86% coverage of the total population. Switching capacity has been expanded to accommodate 14.3 million subscribers from 9.6 million subscribers at the end of 2002.

Smart’s free cash flow rose significantly to P16.6 billion in 2003, from P12.9 billion in 2002. This enabled Smart to not only reduce debts by US$60 million during the year but also allowed it to pay dividends to PLDT representing 100% of its net income in 2002 totaling P6.2 billion as well as increase its available cash balance as of the end of 2003 to P12.7 billion.

“Relentless innovation has brought us to where we are today and it is what will continue to propel us in the future. Furthermore, because our innovations are life-changing and have been so wholeheartedly embraced by the market, we no longer see any barriers to growth. Our outstanding results for 2003 clearly demonstrate that we have found a winning formula for translating growth into profitability,” explained Napoleon L Nazareno, President and CEO of Smart and PLDT.

PLDT Fixed Line: Stable and On Course

PLDT Fixed Line’s total revenues remained steady at P45.4 billion in 2003 compared with P44.9 billion last year. Adjusted EBITDA, excluding the effects of non-recurring charges, increased to P30.6 billion inclusive of P6.2 billion dividends from Smart. International long distance revenues grew by 21% to P12.1 billion due to increased inbound termination rates implemented in February 2003. Data service revenues improved to P5.6 billion due to a higher take up of DSL and broadband/IP-based services. Local exchange revenues declined by 2% to P20.6 billion while national long distance revenues decreased by 16% to P6.3 billion. As of the end of 2003, PLDT had 2.1 million fixed lines in service, of which 17% were prepaid subscribers.

In 2003, PLDT was able to reduce headcount by 1,900 to 10,230 from 12,131 at the end of 2002. As a result, PLDT booked manpower reduction related expenses aggregating P1.9 billion during the year. PLDT’s ratio of fixed lines per employee improved from 172 as of year- end 2002 to 207 as at December 31, 2003. PLDT also ensured stability in its labor relations by successfully signing a new three-year collective bargaining agreement in February 2004.

PLDT remained on track with its debt reduction targets under its liability management program. PLDT Fixed Line reduced debts by US$180 million in 2003, bringing down its debt balance to US$2.47 billion as of year-end. PLDT’s free cash flow increased to P11.5 billion, augmented by the P6.2 billion in dividends paid by Smart and after taking into account manpower reduction related payments. PLDT’s fixed line capital expenditures were P6.1 billion in 2003.

“While the fixed line business remains under pressure, our strategy to reduce debt, contain costs, improve operating efficiencies and introduce new products and services have put the company on a more solid footing,” said Pangilinan.

ePLDT: Making Strides

ePLDT, the Group’s information and communications technology arm, started posting profitable operations beginning the third quarter of 2003 driven by the growth of its two call centers – Vocativ and Parlance, and the stable contribution of its Internet Service Provider – Infocom. ePLDT’s revenues increased by 59% to P1.5 billion in 2003 from P948 million in the previous year.

Parlance and Vocativ, the two call centers of ePLDT, ramped up their operations in 2003. Parlance, which currently has 522 seats is expanding capacity to 700 seats, while Vocativ is increasing capacity from 722 seats to 800 seats by the middle of 2004. On a combined basis, Parlance and Vocativ have approximately 1,700 full time employees as of year-end 2003. Parlance and Vocativ generated P714 million in revenues in 2003 and contributed net income of P81 million during the year. Infocom continues to be one of the leading ISP’s in the country with over 32,000 corporate and retail customers. It generated revenues of P380 million in 2003 and contributed net income of P31 million during the same period.

“We have pinpointed core businesses for ePLDT which leverage on our strengths as the ICT arm of the PLDT Group. The task ahead is to make these businesses more profitable and industry leading,” said Ray C. Espinosa, President of ePLDT. ”We will therefore continue to focus on growing our business ventures so as to enhance our leadership position in the field of ICT.”

PLDT Group: Following Through

“Our 2003 results indicate excellent prospects for the PLDT Group in the years ahead,” said Pangilinan. ”We are committed to increasing shareholder value through sustained earnings growth, continuing our deleveraging efforts and restoring common dividends by 2005. What I said in the last quarter bears repeating - the best is yet to come,” concluded Pangilinan.

“The overall strategy has been set by the PLDT board, and its new chairman, Mr. Pangilinan. It is now my intention to execute this strategy and follow through on the success PLDT, Smart and ePLDT have experienced over the last few years,” explained Nazareno.

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(a)     EBITDA is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization, deducting interest income and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. Adjusted EBITDA is presented as EBITDA before deducting MRP-related costs and other non-recurring charges booked in FY03 and non-recurring charges relating to Piltel of P4.1 billion booked in FY02

(b)    Net income before deducting MRP-related costs, other non-recurring charges booked in FY03 and non-recurring charges relating to Piltel of P4.1 billion booked in FY02

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: February 19, 2004